News Release

For Immediate Release

West Fraser Announces Fourth Quarter 2024 Results
VANCOUVER, B.C., February 12, 2025 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the fourth quarter results of 2024 ("Q4-24"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Fourth Quarter Highlights
•Sales of $1.405 billion and loss of $62 million, or $(0.80) per diluted share
•Adjusted EBITDA1 of $140 million, representing 10% of sales
•Lumber segment Adjusted EBITDA1 of $21 million
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $127 million
•Pulp & Paper segment Adjusted EBITDA1 of $(10) million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $2 million
•Repurchased 311,523 shares for aggregate consideration of $27 million

Annual Highlights
•Sales of $6.174 billion and loss of $5 million, or $(0.07) per diluted share
•Adjusted EBITDA1 of $673 million, representing 11% of sales
•Lumber segment Adjusted EBITDA1 of $(82) million, including $32 million of export duty expense attributable to finalization of AR5
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $744 million
•Pulp & Paper segment Adjusted EBITDA1 of $4 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $8 million
•Repurchased 1,799,217 shares for aggregate consideration of $144 million
“The fourth quarter of 2024 saw continued resiliency in our NA Engineered Wood Products business, where supply and demand fundamentals remained relatively well balanced on the back of solid new home construction demand. We also realized modest improvement in our Lumber segment this quarter as we monetized some of the benefits of our portfolio optimization strategy that allowed us to migrate more production from higher cost to lower cost mills within our platform. In Europe and the U.K., we continued to experience somewhat challenging markets as that region appears to be undergoing a protracted recovery,” said Sean McLaren, West Fraser’s President and CEO.
"Relatively high mortgage rates remain an affordability challenge for consumers and housing markets, impacting demand for our wood building products. Further, potential for the U.S. administration to impose broad-based tariffs on Canadian exports adds another element of demand uncertainty for the products we ship to the U.S. from Canada. However, while we cannot control the threat of such tariffs, we can be proactive, creating a stronger organization with a continued focus on improving the cost position across our mill portfolio and investing capital to modernize mills where it makes sense. You should also expect West Fraser to continue to return excess capital to shareholders when prudent, and maintain a strong balance sheet that will provide us with the financial flexibility to take advantage of opportunities that fit our long-term strategy.”
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary

Fourth quarter sales were $1.405 billion, compared to $1.437 billion in the third quarter of 2024. Fourth quarter loss was $62 million, or $(0.80) per diluted share, compared to a loss of $83 million, or $(1.03) per diluted share in the third quarter of 2024. The fourth quarter loss includes a non-cash impairment loss of $70 million in relation to Europe EWP goodwill. Fourth quarter Adjusted EBITDA was $140 million compared to $62 million in the third quarter of 2024.

Full year sales were $6.174 billion, compared to $6.454 billion in 2023. Full year loss was $5 million, or $(0.07) per diluted share, compared to a loss of $167 million, or $(2.01) per diluted share in 2023. Restructuring and impairment charges of $102 million were recorded in 2024 as compared to $279 million recorded in 2023. Restructuring and impairment charges in 2024 include a non-cash impairment loss of $70 million in relation to Europe EWP goodwill. Adjusted EBITDA was $673 million in 2024 compared to $561 million in 2023.
Liquidity and Capital Allocation
Cash and short-term investments decreased to $641 million at December 31, 2024 from $900 million at December 31, 2023, principally as a result of the repayment of our $300 million senior notes in the quarter.
Capital expenditures in the fourth quarter were $156 million. Full year capital expenditures were $487 million in 2024 and $477 million in 2023.
We paid $26 million of dividends in the fourth quarter, or $0.32 per share, and declared a $0.32 per share dividend payable in the first quarter of 2025. We paid $101 million of dividends in 2024.
We repaid the principal and accrued interest on our $300 million senior notes on maturity with cash on hand in the fourth quarter.
In the fourth quarter of 2024, we repurchased 311,523 shares under our current normal course issuer bid ("2024 NCIB") for aggregate consideration of $27 million. For the full year, we repurchased 1,799,217 shares under the 2023 and 2024 NCIBs for aggregate consideration of $144 million. As of February 11, 2025, 1,989,825 shares have been repurchased under the 2024 NCIB, leaving 1,981,555 shares available for purchase at our discretion until the expiry of the 2024 NCIB.
Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improved housing affordability from stabilization of inflation and interest rates, a large cohort of the population entering the typical home buying stage, and an aging U.S. housing stock are expected to drive new home construction and repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.50 million units in December 2024, with permits issued of 1.48 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction, owing in large part to the level and rate of change of mortgage rates and the resulting impact on housing affordability, unemployment remains relatively low in the U.S. The most recent rate hiking cycle is generally believed to be over as the U.S. central bank recently began to cut rates and Federal funds futures indicate prospects for one additional rate cut by the end of 2025, though there are evolving risks related to the new U.S. administration’s tariff and other policies, which could be inflationary. These developments notwithstanding, demand for new home construction and our wood building products may decline in the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
In Europe and the U.K., we expect a relatively modest market recovery over the near term. Looking further out, we continue to expect demand for our European products will grow over the longer term as use of OSB as an alternative to plywood grows. An aging housing stock is also expected to support long-term repair and renovation spending and additional demand for our wood building products. In the current environment, inflation appears to have stabilized and interest rates have begun to decline, which is directionally positive for housing demand. That said, ongoing geopolitical developments and the lagged impact of prior inflationary pressures may adversely impact near-term demand for our panel products in the U.K. and Europe. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Operations
The Company is providing the following operational guidance for 2025:
•Spruce-pine-fir ("SPF") shipments are targeted to be 2.7 to 3.0 billion board feet
•Southern yellow pine ("SYP") shipments are targeted to be 2.5 to 2.8 billion board feet
•N.A. OSB shipments are targeted to be 6.5 to 6.9 billion square feet (3/8-inch basis)
•European and U.K. OSB shipments are expected to be 1.0 to 1.25 billion square feet (3/8-inch basis)
•Costs for inputs, including resins and chemicals, are expected to remain relatively stable, while contract labour availability and capital equipment lead times are expected to continue to improve
•Capital expenditures are expected to be $400 million to $450 million1

As the U.S. administration's tariff and other policies evolve, we will evaluate the impact of the tariffs on our operations and consider whether any revisions to our shipment estimates are warranted. Refer to the discussion in our 2024 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs which may impact our operational guidance and our profitability during 2025.

Dividend Declared
The Board of Directors of the Company has declared a dividend of $0.32 per share on the Common shares and the Class B Common shares in the capital of the Company, payable on April 3, 2025 to shareholders of record on March 14, 2025. Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends. Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.
Management Discussion & Analysis ("MD&A")
Our 2024 Annual MD&A and audited annual consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Sustainability Report
West Fraser’s 2023 Sustainability Report is available on the Company’s website at www.westfraser.com. This report summarizes our Environmental, Social, and Governance ("ESG") performance with a focus on our people, communities and role of our products in the carbon cycle. It is aligned with the Sustainable Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), the Task Force on Climate-Related Financial Disclosures ("TCFD") and CDP (formerly the Carbon Disclosure Project).
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2024 Annual MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q4-24 financial and operating results on Thursday, February 13, 2025, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-510-2154 (toll-free North America) or 437-900-0527 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications;
•the impact of sustained elevated interest rates and inflationary pressures on mortgage rates and housing affordability;
•the anticipated growing market penetration of mass timber;
•the anticipated moderation of interest rates;
•our strategy of improving our cost position across our portfolio of mills and investing to modernize our mills;
•the anticipated continuation of relatively stable costs across our supply chain over the near term and continued challenges on labour availability and capital equipment lead times;
•operational guidance, including projected shipments, projected capital expenditures and the potential impact of tariffs on our projections; and
•the continuation of investments in our assets and the maintenance of our financial flexibility and our low-cost position as competitive advantages.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariff and other policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition and results of operations;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-

party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,842 million), goodwill and intangibles ($2,180 million), both as at December 31, 2024, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•risks associated with international trade, including impact of future cross border trade rulings, agreements and duty rates;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;

•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2024 Annual MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measure, earnings.
Annual Adjusted EBITDA
($ millions)

	2024	2023
Loss	$(5)	$(167)
Finance income, net	(34)	(51)
Tax provision (recovery)	43	(61)
Amortization	549	541
Equity-based compensation	14	25
Restructuring and impairment charges	102	279
Other expense (income)	2	(5)
Adjusted EBITDA	$673	$561
Quarterly Adjusted EBITDA
($ millions)

	Q4-24	Q3-24
Loss	$(62)	$(83)
Finance income, net	(12)	(7)
Tax provision (recovery)	20	(26)
Amortization	138	136
Equity-based compensation	(1)	15
Restructuring and impairment charges	68	18
Other expense (income)	(11)	8
Adjusted EBITDA	$140	$62
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS measure for Adjusted EBITDA by segment as operating earnings is the IFRS measure most used by the chief operating decision maker when evaluating segment operating performance.
Annual Adjusted EBITDA by segment
($ millions)

2024	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(303)	$459	$(13)	$(110)	$(26)	$7
Amortization	192	284	14	48	11	549
Equity-based compensation	—	—	—	—	14	14
Restructuring and impairment charges	28	1	3	70	1	102
Adjusted EBITDA by segment	$(82)	$744	$4	$8	$—	$673

2023	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(319)	$316	$(242)	$(3)	$(35)	$(284)
Amortization	185	273	24	49	10	541
Equity-based compensation	—	—	—	—	25	25
Restructuring and impairment charges	137	—	142	—	—	279
Adjusted EBITDA by segment	$2	$589	$(77)	$46	$—	$561
Quarterly Adjusted EBITDA by segment
($ millions)

Q4-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(25)	$56	$(14)	$(80)	$(2)	$(65)
Amortization	47	71	4	12	3	138
Equity-based compensation	—	—	—	—	(1)	(1)
Restructuring and impairment charges	(1)	—	—	70	—	68
Adjusted EBITDA by segment	$21	$127	$(10)	$2	$—	$140

Q3-24	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corp & Other	Total
Operating earnings (loss)	$(126)	$50	$(2)	$(11)	$(19)	$(108)
Amortization	46	71	4	12	3	136
Equity-based compensation	—	—	—	—	15	15
Restructuring and impairment charges	18	—	—	—	1	18
Adjusted EBITDA by segment	$(62)	$121	$2	$1	$—	$62
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2024 Annual MD&A.

For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com